TRANSGLOBE ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

March 9, 2010

The following discussion and analysis is management’s opinion of TransGlobe’s historical financial and operating results and should be read in conjunction with the message to shareholders and the audited consolidated financial statements of the Company for the years ended December 31, 2009 and 2008, together with the notes related thereto. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada in the currency of the United States (except where otherwise noted). The effect of significant differences between Canadian and United States accounting principles is disclosed in Note 19 of the consolidated financial statements. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Forward-Looking Statements

This Management’s Discussion and Analysis (“MD&A”) may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements, except as required by law, if circumstances or management’s beliefs, expectations or opinions should change and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

Use of Barrel of Oil Equivalents

The calculation of barrels of oil equivalent (“Boe”) is based on a conversion rate of six thousand cubic feet of natural gas (“Mcf”) to one barrel (“Bbl”) of crude oil. Boe’s may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Non-GAAP Measures

          Funds Flow from Operations
This document contains the term “funds flow from operations” and “funds flow from continuing operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with Generally Accepted Accounting Principles (“GAAP”). Funds flow from operations and funds flow from continuing operations are non-GAAP measures that represent cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations and funds flow from continuing operations may not be comparable to similar measures used by other companies.

          Reconciliation of Funds Flow from Operations and Funds Flow from Continuing Operations

($000s)	2009	2008
Cash flow from operating activities	36,799	57,793
Changes in non-cash working capital from continuing operations	8,458	1,269
Changes in non-cash working capital from discontinued operations	(193)	205
Funds flow from operations	45,064	59,267
Less: Funds flow from discontinued operations	-	6,908

Funds flow from continuing operations	45,064	52,359

          Debt-to-funds flow ratio
Debt-to-funds flow is a non-GAAP measure that is used to assess the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.

2009	1

MANAGEMENT’S DISCUSSION AND ANALYSIS

          Netback
Netback is a non-GAAP measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

TRANSGLOBE’S BUSINESS

TransGlobe is a Canadian-based, publicly traded, oil exploration and production company whose continuing activities are concentrated in two main geographic areas, the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). Egypt and Yemen include the Company’s exploration, development and production of crude oil. TransGlobe disposed of its Canadian oil and gas operations in 2008 to reposition itself as a 100% oil, Middle East/North Africa growth company.

SELECTED ANNUAL INFORMATION

($000s, except per share, price and volume
amounts)	2009	% Change	2008	% Change	2007
Total Operations
Average production volumes (Boepd)	8,980	22	7,342	30	5,651
Average sales volumes (Boepd)	8,980	22	7,342	29	5,692
Average price ($/Boe)	51.19	(41)	86.96	32	65.80
Oil and gas sales	167,798	(28)	233,695	71	136,709
Oil and gas sales, net of royalties and other	102,805	(22)	132,393	51	87,911

Cash flow from operating activities	36,799	(36)	57,793	8	53,618
Funds flow from operations*	45,064	(24)	59,267	14	52,141
Funds flow from operations per share
- Basic	0.70		0.99		0.87
- Diluted	0.70		0.98		0.86

Net (loss) income	(8,417)	(127)	31,523	146	12,802
Net (loss) income per share
- Basic	(0.13)		0.53		0.21
- Diluted	(0.13)		0.52		0.21

Continuing Operations
Average production volumes (Bopd)	8,980	31	6,858	61	4,258
Average sales volumes (Bopd)	8,980	31	6,858	61	4,258
Average price from continuing operations ($/Bbl)	51.19	(42)	88.66	23	72.17
Oil sales	167,798	(25)	222,538	98	112,171
Oil sales, net of royalties and other	102,805	(17)	123,231	82	67,628

Cash flow from operating activities	36,606	(28)	51,090	37	37,418
Funds flow from continuing operations*	45,064	(14)	52,359	44	36,285
Funds flow from continuing operations per share
- Basic	0.70		0.88		0.61
- Diluted	0.70		0.86		0.60

Net (loss) income	(8,417)	(136)	23,173	177	8,380
Net (loss) income per share
- Basic	(0.13)		0.39		0.14
- Diluted	(0.13)		0.38		0.14

Total assets	228,882	-	228,238	12	204,219
Cash and cash equivalents	16,177	112	7,634	(40)	12,729
Total long-term debt, including current portion	49,799	(13)	57,230	1	56,685
Debt-to-funds flow ratio**	1.1		1.0		1.1

Reserves
Total proved (MMboe)	19.2	53	12.6	6	11.9
Total proved plus probable (MMBoe)	24.2	22	19.8	21	16.4

*

Funds flow from operations and funds flow from continuing operations are non-GAAP measures that represent cash generated from operating activities and continuing operating activities, respectively, before changes in non-cash working capital.

**	Debt-to-funds flow ratio is a non-GAAP measure that represents total current and long-term debt over funds flow from operations for the trailing 12 months.

In 2009 compared with 2008, TransGlobe,

  Increased Proved reserves by 6.6 MMBbl, representing a production replacement of 301%, primarily from the development of its operated West Gharib concession in Egypt;
  Increased total production by 22%, as a result of a 90% increase in production from Egypt offset by the loss of production from the sale of Canadian operations and declining production in Yemen;
  Funds flow decreased by 24% (down 14% from continuing operations) primarily due to a 41% decrease in realized oil prices, offset by increased production and lower royalties and taxes;
  Realized an operating loss of $8.4 million due to decreased revenues coupled by an unrealized derivative loss versus a gain in 2008 and a 34% increase in depreciation and depletion due to increased production; and
  Decreased debt by $8.0 million resulting in a debt-to-funds flow ratio of 1.1 at December 31, 2009 (December 31, 2008 – 1.0).
2009	2

MANAGEMENT’S DISCUSSION AND ANALYSIS

2009 TO 2008 NET INCOME (LOSS) VARIANCES
	$000s	$Per Share Diluted	Variance %
2008 net income	31,523	0.52
Cash items
Volume variance	39,295	0.60	125
Price variance	(94,035)	(1.46)	(298)
Royalties	34,314	0.53	109
Expenses:
Operating	(5,432)	(0.08)	(17)
Realized derivative loss	6,010	0.09	19
Cash general and administrative	(1,033)	(0.02)	(3)
Current income taxes	10,377	0.16	33
Realized foreign exchange loss	948	0.01	3
Interest on long-term debt	2,387	0.04	8
Other income	(126)	-	-
Cash flow from discontinued operations	(6,908)	(0.11)	(22)
Total cash items variance	(14,203)	(0.24)	(43)
Non-cash items
Unrealized derivative loss	(13,228)	(0.21)	(42)
Depletion, depreciation and accretion	(12,201)	(0.20)	(40)
Stock-based compensation	(181)	-	(1)
Amortization of deferred financing costs	1,315	0.02	4
Non-cash income from discontinued operations	(1,442)	(0.02)	(5)
Total non-cash items variance	(25,737)	(0.41)	(84)

2009 net loss	(8,417)	(0.13)	(127)

Despite record production in 2009, net income decreased by $39.9 million from 2008, resulting in a $8.4 million loss. This is mainly as a result of a 41% decrease in realized oil prices, an unrealized derivative loss (versus a gain in 2008) and a 34% increase in depreciation and depletion due to increased production.

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2009	2008

Dated Brent average oil price ($/Bbl)	61.51	96.99
U.S./Canadian Dollar average exchange rate	1.1415	1.0671

The average price of Dated Brent oil was 37% lower in 2009 versus 2008. Financial market instability and a worldwide recession resulted in a steep decline in the price of Dated Brent oil in Q4-2008, with lower price levels continuing into 2009. Oil prices partially recovered in the latter half of 2009 and Dated Brent averaged $74.56/Bbl in Q4-2009 a 36% increase over the same period last year.

The global financial crisis, which developed in late 2008 and continued throughout 2009, has increased the risk associated with timely access to debt, capital, and banking markets, along with market instability which may have an impact on TransGlobe’s ability to obtain additional funding in the future. To mitigate this risk, management has been adjusting operational and financial risk strategies and continues to monitor the 2010 capital budget and the Company’s long-term plans. The Company has designed its 2010 budget to be flexible allowing spending to be adjusted as commodity prices change and forecasts are reviewed.

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

Corporate Acquisition

On February 5, 2008, the Company acquired all the shares of GHP Exploration (West Gharib) Ltd. (“GHP”) for total consideration of $40.2 million, plus transaction costs and working capital adjustments, effective September 30, 2007. This acquisition was funded by bank debt and cash on hand. GHP holds a 30% working interest in the West Gharib Concession area in the Egypt. With the acquisition of GHP, the Company held 100% working interest in the West Gharib Production Sharing Concession (“PSC”), with a working interest of 100% in the Hana development lease and an effective working interest of 75% in the eight non-Hana development leases. TransGlobe is the operator of the West Gharib Concession.

Property Acquisition

On August 18, 2008, TransGlobe completed an oil and gas property acquisition in Egypt for the remaining 25% financial interest in the eight non-Hana development leases in the West Gharib Concession. The total cost of the acquisition was $18.0 million. In addition, the Company could pay up to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and in the South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2009, no additional fees are due in 2010. Following this acquisition, TransGlobe now holds 100% working interest in the West Gharib Concession in Egypt.

2009	3

MANAGEMENT’S DISCUSSION AND ANALYSIS

Discontinued Operations

TransGlobe sold the Canadian segment of its operations on April 30, 2008 to allow the Company to focus on the development of its Middle East/North Africa assets. The sale price of the Canadian assets was C$56.7 million, subject to normal closing adjustments. Accordingly, the Canadian segment has been reclassified as discontinued operations in the Consolidated Financial Statements. This is further discussed in the MD&A section entitled “Operating Results From Discontinued Operations”.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2009				2008
($000s, except per share, price
and volume amounts)	Q-4	Q-3	Q-2	Q-1	Q-4	Q -3	Q-2	Q-1
Total Operations
Average sales volumes (Boepd)	8,656	8,864	9,619	8,788	6,893	6,935	7,706	7,845
Average price ($/Boe)	62.84	57.41	48.62	35.88	46.18	104.55	110.21	84.63
Oil and gas sales	50,044	46,818	42,557	28,379	29,285	66,707	77,283	60,419
Oil and gas sales, net of royalties and other	28,788	28,495	26,462	19,060	18,272	36,577	41,629	35,915

Cash flow from operating activities	12,594	1,264	15,052	7,889	11,252	20,652	9,573	16,316
Funds flow from operations*	9,703	12,603	14,117	8,641	6,134	16,775	18,485	17,873
Funds flow from operations per share
- Basic	0.15	0.19	0.22	0.14	0.10	0.28	0.31	0.30
- Diluted	0.15	0.19	0.22	0.14	0.10	0.27	0.31	0.30

Net (loss) income	2,516	(1,618)	(4,361)	(4,954)	7,640	24,790	(5,365)	4,458
Net (loss) income per share
- Basic	0.04	(0.02)	(0.07)	(0.08)	0.14	0.41	(0.09)	0.07
- Diluted	0.04	(0.02)	(0.07)	(0.08)	0.13	0.41	(0.09)	0.07

Continuing Operations
Average sales volumes (Bopd)	8,656	8,864	9,619	8,788	6,893	6,935	7,283	6,322
Average price ($/Bbl)	62.84	57.41	48.62	35.88	45.97	104.55	112.59	90.49
Oil sales	50,044	46,818	42,557	28,379	29,151	66,707	74,616	52,064
Oil sales, net of royalties and other	28,788	28,495	26,462	19,060	17,765	36,577	39,541	29,348

Cash flow from continuing operating activities	12,593	1,137	14,774	8,102	11,010	20,483	8,078	11,519
Funds flow from continuing operations*	9,703	12,603	14,117	8,641	5,579	16,775	16,841	13,164
Funds flow from continuing operations per share
- Basic	0.15	0.19	0.22	0.14	0.09	0.28	0.28	0.22
- Diluted	0.15	0.19	0.22	0.14	0.09	0.27	0.28	0.22

Net (loss) income	2,516	(1,618)	(4,361)	(4,954)	7,482	24,787	(11,449)	2,353
Net (loss) income per share
- Basic	0.04	(0.02)	(0.07)	(0.08)	0.13	0.41	(0.19)	0.04
- Diluted	0.04	(0.02)	(0.07)	(0.08)	0.12	0.41	(0.19)	0.04

Total assets	228,882	228,964	229,658	238,145	228,238	234,501	205,535	249,401
Cash and cash equivalents	16,177	14,804	23,952	22,041	7,634	8,593	11,673	11,935
Total long-term debt, including current portion	49,799	52,686	52,551	57,347	57,230	57,127	42,197	95,601
Debt-to-funds flow ratio**	1.1	1.3	1.2	1.1	1.0	0.9	0.7	1.6

*

Funds flow from operations and funds flow from continuing operations are non-GAAP measures that represent cash generated from operating activities and continuing operating activities, respectively, before changes in non-cash working capital.

**	Debt-to-funds flow ratio is a non-GAAP measure that represents total current and long-term debt over funds flow from operations for the trailing 12 months.

During the fourth quarter of 2009, TransGlobe:

  Funded capital programs entirely with funds flow from operations;
  Increased production by 26% compared with Q4-2008 due to drilling successes in the West Gharib Concession in Egypt;
  Increased funds flow from continuing operations by 74% from Q4-2008 due to a 36% increase in commodity prices and a 26% increase in sales volumes;
  Net income decreased $5.1 million from Q4-2008 despite higher prices and volumes, primarily due to an unrealized derivative gain decreasing from $11.8 million in Q4-2008 to $0.4 million; and
  Net income increased by $4.1 million from Q3-2009 primarily due to a 51% decrease in depletion and depreciation (“DD&A”) as a result of the West Gharib reserve additions at the end of 2009.
2009	4

MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest, Before Royalties and Other

			2009	2008
Egypt	- Oil sales	Bopd	5,828	3,072*
Yemen	- Oil sales	Bopd	3,152	3,786
Total continuing operations
	- daily sales volumes	Bopd	8,980	6,858
Canada	- Oil and liquids sales**	Bopd	-	115
	- Gas sales**	Mcfpd	-	2,212
Canada		Boepd	-	484

Total Company – daily sales volumes		Boepd	8,980	7,342

*

Egypt includes the operating results of GHP for the period February 5, 2008 to December 31, 2008 and the property acquisition for the period from August 18, 2008 to December 31, 2008. In those periods, production averaged 1,037 Bopd and 369 Bopd, respectively, for yearly averages of 938 Bopd and 137 Bopd, respectively.

**	Canada includes the operating results for the period January 1, 2008 to April 30, 2008. In that period, production from the Canadian assets averaged 1,463 Boepd for a yearly average of 484 Boepd.

Netback from Continuing Operations

Consolidated
	2009		2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	167,798	51.19	222,538	88.66
Royalties and other	64,993	19.83	99,307	39.56
Current taxes	21,853	6.67	32,230	12.84
Operating expenses	24,765	7.56	19,333	7.70

Netback	56,187	17.13	71,668	28.56

Egypt
	2009		2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	98,801	46.45	86,778	77.18
Royalties and other	34,684	16.30	35,410	31.49
Current taxes	13,980	6.57	14,627	13.01
Operating expenses	14,703	6.91	6,972	6.20

Netback	35,434	16.67	29,769	26.48

In Egypt, the netback per Bbl decreased 37% in 2009 compared with 2008, mainly as a result of oil prices decreasing by 40%. The oil price decrease was partially offset by lower realized royalty and tax rates. In 2009, the average realized oil price for the West Gharib crude had a gravity/quality adjustment of approximately $15.06/Bbl (24%) to the average Dated Brent oil price versus a $19.82/Bbl (20%) differential in 2008. In 2010, the Company expects these differentials to narrow to the 10% range.

  Royalties and taxes as a percentage of revenue decreased to 49% in 2009, compared with 58% in 2008. Royalty and tax rates fluctuate in Egypt due to changes in the cost oil whereby the PSC allows for recovery of operating and capital costs through a reduction in government take.
  Operating expenses for 2009 increased 11% on a per Bbl basis, due to an increased number of workovers and higher staffing levels.
Yemen
	2009		2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	68,997	59.97	135,760	97.97
Royalties and other	30,309	26.34	63,897	46.11
Current taxes	7,873	6.84	17,603	12.70
Operating expenses	10,062	8.75	12,361	8.92

Netback	20,753	18.04	41,899	30.24

2009	5

MANAGEMENT’S DISCUSSION AND ANALYSIS

In Yemen, the netback per Bbl decreased 40% in 2009 compared with 2008, primarily as a result of the 39% decrease in oil prices.

  Royalties and taxes as a percentage of revenue decreased to 55% in 2009 compared with 60% in 2008. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost oil, whereby the Block 32 and Block S-1 Production Sharing Agreements (“PSAs”) allow for the recovery of operating and capital costs through a reduction in the Ministry of Oil and Minerals’ take of oil production.
  Operating expenses on a per Bbl basis remained flat year over year.

DERIVATIVE COMMODITY CONTRACTS

TransGlobe uses hedging arrangements as part of its risk management strategy to manage commodity price fluctuations and to stabilize cash flows for future exploration and development programs. The hedging program was expanded significantly in 2007 due to a marked increase in debt levels and again in 2009 to protect the cash flows from the added risk of commodity price exposure and in order to comply with the covenants set forth by the Company’s lending institutions.

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

From a corporate perspective, the weak oil prices in 2009 had a negative impact on the Company’s revenue; however, these prices resulted in only $0.9 million of realized loss recorded on the derivative commodity contracts compared with $6.9 million of realized losses in 2008. The mark-to-market valuation of TransGlobe’s future derivative commodity contracts decreased from a $2.8 million asset at December 31, 2008 to a $0.5 million liability at December 31, 2009 due to the strengthening of commodity prices since December 31, 2008, thus resulting in a $3.3 million unrealized loss on future derivative commodity contracts being recorded in the year.

($000s)	2009	2008
Realized cash loss on commodity contracts*	(891)	(6,901)
Unrealized (loss) gain on commodity contracts**	(3,322)	9,906

Total derivative (loss) gain on commodity contracts	(4,213)	3,005

*	Realized cash loss represents actual cash settlements or receipts under the respective contracts.
**	The unrealized (loss) gain on derivative commodity contracts represents the change in fair value of the contracts during the year.

If the Dated Brent oil prices in 2010 are consistent with the estimated Dated Brent forward curve prices at the end of 2009, the derivative liability will be realized over the year. However, a 10% decrease in Dated Brent oil prices would result in a $0.9 million decrease in the derivative commodity contract liability, thus decreasing the unrealized loss by the same amount. Conversely, a 10% increase in Dated Brent oil prices would increase the unrealized loss on commodity contracts by $0.7 million. The following commodity contracts are outstanding at December 31, 2009:

Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00- $84.25
January 1, 2010-August 31, 2010	9,000 Bbls/month	Financial Collar	$40.00- $80.00
January 1, 2010-December 31, 2010	10,000 Bbls/month	Financial Floor	$60.00

The total volumes hedged for 2010 are:

2010
Bbls	288,000
Bopd	789

At December 31, 2009, all of the derivative commodity contracts were classified as current liabilities.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	2009		2008
(000s, except per Boe amounts)	$	$/Bbl	$	$/Boe
G&A (gross)	12,550	3.83	11,012	4.10
Stock-based compensation	2,011	0.61	1,830	0.68
Capitalized G&A	(3,109)	(0.95)	(2,583)	(0.96)
Overhead recoveries	(25)	(0.01)	(46)	(0.02)

G&A (net)	11,427	3.48	10,213	3.80

G&A increased 12% in 2009, compared with 2008 mostly as a result of higher insurance costs and increased staffing levels in Egypt. On a per Bbl basis, G&A was down 8% from 2008 due to increased production.

2009	6

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTEREST ON LONG-TERM DEBT

Interest expense for 2009 decreased to $2.5 million (2008 - $6.2 million), as a result of lower debt levels throughout 2009 coupled with lower interest rates. Interest expense includes interest on long-term debt and amortization of transaction costs associated with long-term debt. In 2009, the Company expensed $0.6 million of transaction costs (2008 - $1.9 million). The Company had $50.0 million of debt outstanding at December 31, 2009 (December 31, 2008 - $58.0 million). The long-term debt bears interest at the Eurodollar Rate plus three percent.

DEPLETION AND DEPRECIATION (“DD&A”)

	2009		2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	37,942	17.84	23,052	20.50
Yemen	9,436	8.20	11,993	8.65
Corporate	201	-	333	-

	47,579	14.52	35,378	14.09

In Egypt, DD&A increased 65% in 2009, due to DD&A charges on increased production from the West Gharib PSC in Egypt. Property and equipment are depleted based on proved reserves; therefore, the 13% decrease on a Bbl basis of Egypt DD&A was due to a 125% increase in proved reserves in Egypt at the end of 2009. As a result of the reserve increases the Q4-2009 DD&A in Egypt was down to $8.96/Bbl, compared with an average DD&A rate of $20.82/Bbl during the first three quarters of 2009.

In Yemen, DD&A, on a per Bbl basis for the year ended December 31, 2009, decreased 5% over 2008 due to decreased capital spending and reserve additions on Block S-1 and Block 32 at year-end 2009.

In Egypt, unproven properties of $9.8 million (2008 - $10.0 million) relating to Nuqra ($7.9 million) and West Gharib ($1.9 million) were excluded from the costs subject to depletion and depreciation. In Yemen, unproven property costs of $10.8 million (2008 - $7.2 million) relating to Block 72, Block 75 and Block 84 were excluded from the costs subject to depletion and depreciation.

CAPITAL EXPENDITURES

($000s)	2009	2008
Egypt	28,349	34,797
Yemen	7,013	8,819
Corporate	184	241
	35,546	43,857
Acquisition	-	54,602

Total	35,546	98,459

In Egypt, total capital expenditures for the year ended December 31, 2009 were down 19% from 2008, due to a reduced capital program in response to lower oil prices in 2009. The Company drilled 13 wells, resulting in eight oil wells (six in Hana West, one in East Hoshia and one in Arta), one dry hole in East Hoshia and four water source wells as part of the waterflood projects at Hana and Hoshia.

In Yemen, total capital expenditures in the year ended December 31, 2009 were $7.0 million (2008 - $8.8 million). The Company drilled two oil wells on Block 32 and completed a 3-D seismic acquisition program on Block 75.

FINDING AND DEVELOPMENT COSTS/FINDING, DEVELOPMENT AND NET ACQUISITION COSTS

Canadian National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), specifies how finding and development (“F&D”) costs should be calculated. NI 51-101 requires that exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions. The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs. TransGlobe believes that the provisions of NI 51-101 do not fully reflect TransGlobe’s ongoing reserve replacement costs. Since acquisitions can have a significant impact on TransGlobe’s annual reserves replacement cost, to not include these amounts could result in an inaccurate portrayal of TransGlobe’s cost structure. Accordingly, TransGlobe has also reported finding, development and acquisition (“FD&A”) costs that will incorporate all acquisitions net of any dispositions during the year.

2009	7

MANAGEMENT’S DISCUSSION AND ANALYSIS

Proved
($000s, except volumes and $/Boe amounts)	2009	2008	2007
Total capital expenditure	35,546	43,292	37,015
Acquisitions	-	58,946	62,821
Dispositions	-	(57,295)	-
Net change from previous year’s future capital	1,816	(6,479)	(2,467)
	37,362	38,464	97,369
Reserve additions and revisions (MBoe)
Exploration and development	9,921	3,129	1,634
Acquisitions, net of dispositions	-	118	2,953
Total reserve additions (Mboe)	9,921	3,247	4,587

Average cost per Boe
F&D	3.77	11.77	21.14
FD&A	3.77	11.85	21.23

Three-year weighted average cost per Boe
F&D	7.40	14.97	15.77
FD&A	9.75	16.62	17.25

Proved Plus Probable
($000s, except volumes and $/Boe amounts)	2009	2008	2007
Total capital expenditure	35,546	43,292	37,015
Acquisitions	-	58,946	68,716
Dispositions	-	(57,295)	-
Net change from previous year’s future capital	4,112	(8,602)	(6,587)
	39,658	36,341	99,144
Reserve additions and revisions (MBoe)
Exploration and development	7,670	5,200	1,537
Acquisitions, net of dispositions	-	709	5,264
Total reserve additions (Mboe)	7,670	5,909	6,801

Average cost per Boe
F&D	5.17	6.67	19.79
FD&A	5.17	6.15	14.58

Three-year weighted average cost per Boe
F&D	7.27	12.35	19.88
FD&A	8.59	12.14	16.81

Note:

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

RECYCLE RATIO
	Three Year
Proved	Weighted
	Average	2009	2008	2007
Netback ($/Boe)*	19.45	13.75	22.05	25.10
Proved F&D costs ($/Boe)	7.40	3.77	11.77	21.14
Proved FD&A costs ($/Boe)	9.75	3.77	11.85	21.23
F&D Recycle ratio	2.63	3.65	1.87	1.19
FD&A Recycle ratio	1.99	3.65	1.86	1.18

*

Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Boe of production.

	Three Year
Proved Plus Probable	Weighted
	Average	2009	2008	2007
Netback ($/Boe)*	19.45	13.75	22.05	25.10
Proved plus Probable F&D costs ($/Boe)	7.27	5.17	6.67	19.79
Proved plus Probable FD&A costs ($/Boe)	8.59	5.17	6.15	14.58
F&D Recycle ratio	2.67	2.66	3.31	1.27
FD&A Recycle ratio	2.26	2.66	3.59	1.72

*

Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Boe of production.

Despite a 38% decrease in netback, the 2009 proved recycle ratios increased from 2008 mainly as a result of probable reserves being converted to proved, mainly as a result of waterflood simulation and field response at Hoshia and Hana and the development of Hana West pool. The proved plus probable ratios decreased from 2008 mainly due to a lower netback per Bbl in 2009 compared to 2008. The increase in the 2008 proved and proved plus probable recycle ratios, from 2007, was mainly as a result of higher reserve additions.

The recycle ratio measures the efficiency of TransGlobe’s capital program by comparing the cost of finding and developing proved reserves with the netback from production. The ratio is calculated by dividing the netback by the proved finding and development cost on a per Boe basis.

2009	8

MANAGEMENT’S DISCUSSION AND ANALYSIS

($000s, except volumes and per Boe amounts)	2009	2008	2007
Net income	(8,417)	31,523	12,802
Adjustments for non-cash items:
Depletion, depreciation and accretion	47,579	38,056	31,172
Stock-based compensation	2,011	1,830	1,086
Future income taxes	-	(82)	45
Amortization of deferred financing costs	569	1,884	153
Unrealized loss (gain) on commodity contracts	3,322	(9,906)	7,098
Gain on sale	-	(4,012)	-
Settlement of asset retirement obligations	-	(25)	(215)
Netback*	45,064	59,268	52,141
Sales volumes (MBoe)	3,278	2,687	2,078

Netback per Boe*	13.75	22.05	25.10

*

Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Boe of production.

OUTSTANDING SHARE DATA

As at December 31, 2009, the Company had 65,398,639 common shares issued and outstanding.

In the first quarter of 2009, the Company issued 5,798,000 common shares at C$3.45 per common share for gross proceeds of C$20.0 million (US$16.3 million).

The Company has received regulatory approval to purchase, from time to time, as it considers advisable, up to 6,116,905 common shares under a Normal Course Issuer Bid, which commenced September 7, 2009 and will terminate September 6, 2010. During the year ended December 31, 2009, the Company did not repurchase any common shares. During the year ended December 31, 2008, the Company repurchased and cancelled 300,000 common shares at an average price of C$3.87 (US$3.66) per share. In 2008, the excess of the purchase price over the book value in the amount of $0.9 million was charged to retained earnings.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to measure the Company’s overall financial strength is debt-to-funds flow from operating activities (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operating activities ratio, a key short-term leverage measure, remained strong at 1.1 times at December 31, 2009. This was within the Company’s target range of no more than 2.0 times.

The following table illustrates TransGlobe’s sources and uses of cash during the years ended December 31, 2009 and 2008:

Sources and Uses of Cash

($000s)	2009	2008
Cash sourced
Funds flow from continuing operations*	45,064	52,359
Increase in long-term debt	-	55,000
Exercise of options	-	514
Issuance of common shares, net of share issuance costs	15,374	-
Other	-	201
	60,438	108,074
Cash used
Capital expenditures	35,546	43,857
Bank financing costs	-	1,339
Acquisitions	-	62,392
Repayment of long-term debt	8,000	55,000
Repurchase of common shares	-	1,135
Options surrendered for cash payments	13	256
	43,559	163,979
Net cash from continuing operations	16,879	(55,905)
Net cash from discontinued operations	193	53,098
Changes in non-cash working capital	(8,529)	(2,288)
Increase (decrease) in cash and cash equivalents	8,543	(5,095)
Cash and cash equivalents – beginning of year	7,634	12,729

Cash and cash equivalents – end of year	16,177	7,634

*	Funds flow from continuing operations is a non-GAAP measure that represents cash generated from continuing operating activities before changes in non-cash working capital.

2009	9

MANAGEMENT’S DISCUSSION AND ANALYSIS

Funding for the Company’s capital expenditures and long-term debt repayment was provided by funds flow from operations and the proceeds from the issuance of common shares. The Company expects to fund its 2010 exploration and development program of $63.0 million and contractual commitments through the use of working capital and cash generated by operating activities. The use of new financing during 2010 may also be utilized to accelerate existing projects, retire existing debt or to finance new opportunities. Fluctuations in commodity prices, foreign exchange rates, interest rates and various other risks may impact capital resources.

Working capital is the amount by which current assets exceed current liabilities. At December 31, 2009, the Company had negative working capital of $11.8 million (December 31, 2008 – $24.0 million). The decrease in working capital in 2009 is due to the re-classing of long-term debt to current as the current Revolving Credit facility expires in September 2010. Accounts receivable have mainly increased in Egypt due to increased production and increased prices at the end of 2009 versus 2008. These receivables are not considered to be impaired. However, to mitigate this risk, the Company has insured the receivable balance. Since year end, the collection period for the Egypt receivables has decreased.

At December 31, 2009, TransGlobe had a $60.0 million Revolving Credit Agreement of which $50.0 million was drawn. Amounts drawn under the Revolving Credit Agreement are due September 25, 2010. The Company is in discussion on a new credit facility and expects to enter into a new facility in the second quarter of 2010.

($000s)	December 31, 2009	December 31, 2008
Revolving Credit Agreement	50,000	58,000
Unamortized transaction costs	(201)	(770)
	49,799	57,230

Current portion of long-term debt	49,799	-

Long-term debt	-	57,230

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)	Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	14,800	14,800	-	-	-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	50,000	50,000	-	-	-
Derivative commodity contracts	Yes-Liability	514	514	-	-	-
Office and equipment leases	No	1,504	738	766	-	-
Minimum work commitments[3]	No	20,586	10,353	4,953	5,280	-

Total		87,404	76,405	5,719	5,280	-

1	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2	Payments denominated in foreign currencies have been translated at December 31, 2009 exchange rates.
3	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Pursuant to the Concession Agreement for Nuqra Block 1 in Egypt, the Contractor (Joint Venture Partners) has a minimum financial commitment of $5.0 million ($4.4 million to TransGlobe) and a work commitment of two exploration wells in the second exploration extension. The second, 36-month extension period commenced on July 18, 2009. The Contractor has met the second extension financial commitment of $5.0 million in the prior periods. At the request of the government, the Company provided a $4.0 million production guarantee from the West Gharib Concession prior to entering the second extension period.

TransGlobe has signed a farm-out agreement and has committed to pay 100% of three exploration wells to a maximum of $9.0 million to earn a 50% working interest in the East Ghazalat Concession in the Western Desert of Egypt, subject to the approval of the Egyptian Government.

Pursuant to the Production Sharing Agreement (“PSA”) for Block 72 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $2.0 million ($0.7 million to TransGlobe) during the second exploration period. The second, 30-month, exploration period commenced on January 12, 2009.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. The first, 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

2009	10

MANAGEMENT’S DISCUSSION AND ANALYSIS

Pursuant to the bid awarded for Block 84 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $4.1 million ($1.4 million to TransGlobe) for the signature bonus and a $16.0 million ($5.3 million to TransGlobe) first exploration period work program, consisting of seismic acquisition and four exploration wells. The first, 42-month exploration period will commence if the PSA is finalized and ratified by the Government of Yemen.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2009, no additional fees are due in 2010.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

OPERATING RESULTS FROM DISCONTINUED OPERATIONS

The following applies to the Canadian operations only, the sale of which closed April 30, 2008. The Canadian operations and results have been accounted for as discontinued operations.

	2009		2008
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Net operating results
Oil sales	-	-	2,198	96.75
Gas sales ($ per Mcf)	-	-	7,226	8.92
NGL sales	-	-	1,638	84.38
Other sales	-	-	94	-
	-	-	11,156	63.00
Royalties and other	-	-	1,994	11.26
Operating expenses	-	-	2,228	12.58

Netback	-	-	6,934	39.16

Depletion, depreciation and accretion	-	-	2,678	15.12

Future income taxes	-	-	82	-

Capital expenditures	-		857

OFF BALANCE SHEET ARRANGEMENTS

The Company has certain lease agreements, all of which are reflected in the Commitments and Contingencies table, which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2009.

MANAGEMENT STRATEGY AND OUTLOOK FOR 2010

The 2010 outlook provides information as to management’s expectation for results of operations for 2010. Readers are cautioned that the 2010 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements” included on the first page of the MD&A.

2010 Outlook Highlights

  Production is expected to average between 10,000 Bopd and 10,500 Bopd, a 14% increase over the 2009 average production;
  Exploration and development spending is budgeted to be $63.0 million, an 77% increase from 2009 (allocated 77% to Egypt and 23% to Yemen) funded by funds flow from operations and cash on hand; and
  Using the mid-point of production expectations and an average oil price assumption for the year of $65.00/Bbl for Dated Brent oil, funds flow from operations is expected to be $67.0 million.

2010 Production Outlook

Production for 2010 is expected to average between 10,000 Bopd and 10,500 Bopd, representing a 14% increase over the 2009 average production of 8,980 Bopd. This target includes increased production from the Hana, Hana West, Hoshia, Arta and East Arta in Egypt, and production from the development drilling program on Block S-1 in Yemen. Production from Egypt is expected to average approximately 7,550 Bopd during 2010, with the balance of approximately 2,700 Bopd coming from the Yemen properties.

2009	11

MANAGEMENT’S DISCUSSION AND ANALYSIS

Production Forecast
	2010 Guidance	2009 Actual	% Change*

Barrels of oil per day	10,000- 10,500	8,980	14

* % growth based on mid-point of outlook.

2010 Funds Flow From Operations Outlook

This outlook was developed using the above production forecast and a Dated Brent oil price of $65.00/Bbl.

2010 Funds Flow From Operations Outlook

($ million)	2010 Guidance	2009 Actual	% Change*
Funds flow from operations**	67.0	45.1	49

* % growth based on mid-point of outlook.
** Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Due in part to higher expected prices and higher production, funds flow from operations is expected to increase by 49% in 2010. One of the key factors in the increased funds flow in 2010 is due to a better expected oil price differential, to average Dated Brent benchmark price, in Egypt. In 2009 the Company has been experiencing Egypt price differentials, to average Dated Brent, in the 24% range, while in 2010 we expect these differentials to narrow to the 10% range. Variations in production and commodity prices during 2010 could significantly change this outlook. An increase in the oil price of $10.00/Bbl would increase anticipated funds flow by approximately $10.0 million for the year, while a $10.00/Bbl decrease in the oil price would result in anticipated funds flow decreasing by approximately $7.0 million.

2010 Capital Budget

($ million)	2010
Egypt	48.7
Yemen	14.1
Corporate	0.2

Total	63.0

The 2010 capital program is split 68:32 between development and exploration, respectively. The Company plans to participate in 37 wells in 2010. It is anticipated the Company will fund its entire 2010 capital budget from funds flow and working capital. The Company has designed its 2010 budget to be flexible allowing spending to be adjusted as commodity prices change and forecasts are reviewed.

RISKS

TransGlobe’s results are affected by a variety of business risks and uncertainties in the international petroleum industry including but not limited to:

  Financial risks including market risks (such as commodity price, foreign exchange and interest rates), credit risks and liquidity risks;
  Operational risks including capital, operating and reserves replacement risks;
  Safety, environmental and regulatory risks; and
  Political risks.

Many of these risks are not within the control of management, but the Company has adopted several strategies to reduce and minimize the effects of these risks:

Financial Risks

Financial risk is the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on TransGlobe.

The global financial crisis, which developed in late 2008 and continued throughout 2009, has increased the risk associated with timely access to debt, capital, and banking markets, along with market instability which may have an impact on TransGlobe’s ability to obtain additional funding in the future. To mitigate this risk, management has been adjusting operational and financial risk strategies and continues to monitor the 2010 capital budget and the Company’s long-term plans. The Company has designed its 2010 budget to be flexible allowing spending to be adjusted as commodity prices change and forecasts are reviewed.

2009	12

MANAGEMENT’S DISCUSSION AND ANALYSIS

Market Risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

a) Commodity price risk
The Company’s operational results and financial condition are dependent on the commodity prices received for its oil production. Commodity prices have fluctuated significantly this year.

Any movement in commodity prices would have an effect on the Company’s financial condition which could result in the delay or cancellation of drilling, development or construction programs, all of which could have a material adverse impact on the Company. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.

b) Foreign currency exchange risk
As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates to certain cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities denominated in Canadian dollars and Egyptian pounds. The Company does not utilize derivatives to manage this risk.

When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure. The Company estimates that a 10% increase or a 10% decrease in the value of the Canadian dollar against the U.S. dollar would result in a decrease to net income of $0.1 million or an increase to net income of $0.1 million, respectively, for the year ended December 31, 2009. The Company maintains Egyptian pound cash balances to offset the Egyptian pound liabilities, and therefore, the Company believes its exposure to Egyptian pound fluctuations is not significant.

c) Interest rate risk
Fluctuations in interest rates could result in a change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2009 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt, the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net income by $0.5 million for the year ended December 31, 2009. The effect of interest rates decreasing by 1% would increase the Company’s net income by $0.6 million for year ended December 31, 2009.

Credit Risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations and derivative commodity contracts. The Company is and may in the future be exposed to third-party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum production and other parties, including the governments of Egypt and Yemen. Significant changes in the oil industry, including fluctuations in commodity prices and economic conditions, environmental regulations, government policy, royalty rates and other geopolitical factors, could adversely affect the Company’s ability to realize the full value of its accounts receivable. The Company currently has, and historically has had, a significant account receivable outstanding from the Government of Egypt. While the Government of Egypt does make regular payments on these amounts owing, the timing of these payments has historically been longer than normal industry standard. While the Company has no reason to believe that it will not collect this account receivable in full, there can be no assurance that this will occur. In the event the government of Egypt fails to meet its obligations, or other third-party creditors fail to meet their obligations to the Company, such failures could individually or in the aggregate have a material adverse effect on the Company, its cash flow from operating activities and its ability to conduct its ongoing capital expenditure program. To mitigate this risk, the Company has entered into an insurance program on a portion of the receivable balance. The Company assesses the need for this program on a monthly basis. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

In Egypt, the Company sold all of its 2009 production to one purchaser. In Yemen, the Company sold all of its 2009 Block 32 production to one purchaser and all of its 2009 Block S-1 production to one purchaser. Management considers such transactions normal for the Company and the international oil industry in which it operates.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

To mitigate these risks, the Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. Management believes that future funds flows from operations, working capital and availability under existing banking arrangements will be adequate to support these financial liabilities, as well as its capital programs.

2009	13

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operational Risks

The Company’s future success largely depends on its ability to exploit its current reserve base and to find, develop or acquire additional oil reserves that are economically recoverable. Failure to acquire, discover or develop these additional reserves will have an impact on cash flows of the Company.

Third parties operate some of the assets in which TransGlobe has interests. As a result, TransGlobe may have limited ability to exercise influence over the operations of these assets and their associated costs. The success and timing of these activities may be outside of the Company’s control.

To mitigate these operational risks, as part of its capital approval process, the Company applies rigorous geological, geophysical and engineering analysis to each prospect. The Company utilizes its in-house expertise for all international ventures or employs and contracts professionals to handle each aspect of the Company’s business. The Company retains independent reserve evaluators to determine year-end Company reserves and estimated future net revenues.

The Company also mitigates operational risks by maintaining a comprehensive insurance program according to customary industry practice, but cannot fully insure against all risks.

Safety, Environmental and Regulatory Risks

To mitigate environmental risks the Company conducts its operations to ensure compliance with government regulations and guidelines. Monitoring and reporting programs for environmental health and safety performance in day-to-day operations, as well as inspections and assessments, are designed to provide assurance that environmental and regulatory standards are met.

Security risks are managed through security policies designed to protect TransGlobe’s personnel and assets. The Company has a “Whistleblower” protection policy which protects employees if they raise any concerns regarding TransGlobe’s operations, accounting or internal control matters.

Regulatory and legal risks are identified and monitored by TransGlobe’s corporate team and external legal professionals to ensure that the Company continues to comply with laws and regulations.

Political Risks

TransGlobe operates in countries with different political, economic and social systems which subject the Company to a number of risks that are not within the control of the Company. These risks may include, among other things, currency restrictions and exchange rate fluctuations, loss of revenue and property and equipment as a result of expropriation, nationalization, war, insurrection and geopolitical and other political risks, increases in taxes and governmental royalties, changes in laws and policies governing operations of foreign-based companies, and economic and legal sanctions and other uncertainties arising from foreign governments.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make appropriate decisions with respect to the selection of accounting policies and in formulating estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses. The following is included in the MD&A to aid the reader in assessing the critical accounting policies and practices of the Company. The information will also aid in assessing the likelihood of materially different results being reported depending on management’s assumptions and changes in prevailing conditions which affect the application of these policies and practices. Significant accounting policies are disclosed in Note 1 of the Consolidated Financial Statements.

Oil and Gas Reserves

TransGlobe’s proved and probable oil and gas reserves are 100% evaluated and reported on by independent reserve evaluators to the Reserves Committee comprised of independent directors. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing, production levels and economics of recovery based on cash flow forecasts.

Full Cost Accounting for Oil and Gas Activities

a) Depletion and Depreciation Expense
TransGlobe follows the Canadian Institute of Chartered Accountants’ guideline on full cost accounting in the oil and gas industry to account for oil and gas properties. Under this method, all costs associated with the acquisition of, exploration for, and the development of natural gas and crude oil reserves are capitalized on a country-by-country cost centre basis and costs associated with production are expensed. The capitalized costs are depleted, depreciated and amortized using the unit-of-production method based on estimated proved reserves. Reserve estimates can have a significant impact on earnings, as they are a key component in the calculation of depletion, depreciation and amortization. A downward revision in a reserve estimate could result in a higher DD&A charge to earnings. In addition, if net capitalized costs are determined to be in excess of the calculated ceiling, which is based largely on reserve estimates (see asset impairment discussion below), the excess must be written off as an expense charged against earnings. In the event of a property disposition, proceeds are normally deducted from the full cost pool without recognition of a gain or loss unless there is a change in the DD&A rate of 20% or greater.

2009	14

MANAGEMENT’S DISCUSSION AND ANALYSIS

b) Unproved Properties
Certain costs related to unproved properties and major development projects are excluded from costs subject to depletion and depreciation until the earliest of a portion of the property becomes capable of production, development activity ceases or impairment occurs. These properties are reviewed quarterly and any impairment is transferred to the costs being depleted or, if the properties are located in a cost centre where there is no reserve base, the impairment is charged directly to earnings.

c) Asset Impairments
Under full cost accounting, a ceiling test is performed to ensure that unamortized capitalized costs in each cost centre do not exceed their fair value. An impairment loss is recognized in net earnings when the carrying amount of a cost centre is not recoverable and the carrying amount of the cost centre exceeds its fair value. The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves. If the sum of the cash flows is less than carrying amount, the impairment loss is limited to an amount by which the carrying amount exceeds the sum of:

i)	the fair value of reserves; and
ii)	the costs of unproved properties that have been subject to a separate impairment test.

Production Sharing Agreements

International operations conducted pursuant to production sharing agreements (PSAs) are reflected in the Consolidated Financial Statements based on the Company’s working interest in such operations. Under the PSAs, the Company and other non-governmental partners pay all operating and capital costs for exploring and developing the concessions. Each PSA establishes specific terms for the Company to recover these costs (Cost Recovery Oil) and to share in the production sharing oil. Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Production sharing oil is that portion of production remaining after Cost Recovery Oil and is shared between the joint venture partners and the government of each country, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company’s share and is recorded net of royalty payments to government and other mineral interest owners. For our international operations, all government interests, except for income taxes, are considered royalty payments. Our revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.

Derivative Financial Instruments and Hedging Activities

a) Financial Instruments
All financial instruments are initially measured in the balance sheet at fair value. Subsequent measurement of the financial instruments is based on their classification. The Company has classified each financial instrument into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest rate method. For all financial assets and financial liabilities that are not classified as held-for-trading, the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are adjusted to the fair value initially recognized for that financial instrument. These costs are expensed using the effective interest rate method and are recorded within interest expense. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income.

Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments are recorded in the balance sheet at fair value unless they qualify for the expected purchase, sale and usage exemption. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

The Company has classified its derivative commodity contracts and cash and cash equivalents as held-for-trading, which are measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; operating bank loans, accounts payable and accrued liabilities, and long-term debt, including interest payable, are classified as other liabilities, all of which are measured at amortized cost the classification of all financial instruments is the same at inception and at December 31, 2009. The Company has elected to classify all derivatives and embedded derivatives as held-for trading, which are measured at fair value with changes being recognized in net income.

b) Derivative Instruments and Hedging Activities
Derivative financial instruments are used by the Company to manage its exposure to market risks relating to commodity prices. The Company’s policy is not to utilize derivative financial instruments for speculative purposes. The Company does not use hedge accounting.

Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded at fair values where instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net income. Realized gains or losses from financial derivatives related to commodity prices are recognized in revenues as the related sales occur. Unrealized gains and losses are recognized in revenues at the end of each respective reporting period. The estimated fair value of all derivative instruments is based on quoted market prices and/or third party market indications and forecasts.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

c) Embedded Derivatives
Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative and the combined contract is not classified as held for trading or designated at fair value. The Company elected January 1, 2003 as the transition date for embedded derivatives.

d) Comprehensive Income
Comprehensive income consists of net income and other comprehensive income. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. Foreign exchange gains and losses arising from the translation of the financial statements of a self-sustaining foreign operation, net of tax, are recorded in comprehensive income. Accumulated other comprehensive income is an equity category comprised of the cumulative amounts of other comprehensive income. Effective May 1, 2008, the Company determined that its foreign operations were integrated as a result of the sale of the Canadian segment and its results were translated prospectively using the temporal method from that date.

CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section is applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this Standard did not have an impact on the Consolidated Financial Statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. This standard is effective for the Company’s fiscal periods ending on or after January 20, 2009 with retrospective application. The application of this EIC did not have a material effect on the Company’s Consolidated Financial Statements.

Financial Instruments

Effective July 1, 2009, the Company prospectively adopted an amendment to CICA 3855, Financial Instruments – Recognition and Measurement, in relation to embedded derivatives. This amendment prohibits the reclassification of a financial asset out of the held-for-trading category when the fair value of the embedded derivative in a combined contract cannot be reasonably measured. The adoption of the amendments to this Standard did not have an impact on the Consolidated Financial Statements.

In June 2009, the CICA issued amendments to CICA Handbook Section 3862, Financial Instruments - Disclosures. The amendments include enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. The amendments are effective for annual financial statements for fiscal years ending after September 30, 2009. The amendments are consistent with recent amendments to financial instrument disclosure standards in International Financial Reporting Standards (“IFRS”). The Company included these additional disclosures in its Consolidated Financial Statements for the year ending December 31, 2009.

In August 2009, the CICA issued amendments to CICA 3855, Financial Instruments – Recognition and Measurement, in relation to the impairment of assets. The amendments are effective for annual financial statements for fiscal years beginning on or after November 1, 2008. The adoption of the amendments to this standard did not have an impact on the Consolidated Financial Statements.

New Accounting Standards

a) Business Combinations

In December 2008, the CICA issued Section 1582, Business Combinations, which will replace CICA Section 1581 of the same name. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. The Company is currently evaluating the impact of this change on its Consolidated Financial Statements.

b) Non-Controlling Interests

In December 2008, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. These standards currently do not impact the Company as it has full controlling interest of all of its subsidiaries.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

c) International Financial Reporting Standards (“IFRS”)

On February 13, 2008 the Canadian Accounting Standards Board has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, IFRS will replace Canada’s current GAAP for all publicly accountable profit-oriented enterprises. The adoption of IFRS will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010, including the opening balance sheet as at January 1, 2010.

The Company commenced its IFRS transition project in 2008 and has completed the project awareness and engagement phase of the IFRS transition project. Corporate governance over the project has been established and a steering committee and project team have been formed. The steering committee is comprised of members of management and executive and is responsible for final approval of project recommendations and deliverables to the Audit Committee and Board. Communication, training and education are an important aspect of the Company’s IFRS conversion project. Internal and external training and education sessions have been carried out and will continue throughout each phase of the project.

TransGlobe’s IFRS transition project consists of three key phases; the diagnostic assessment phase, the design, planning and solution development phase and finally the implementation phase.

In 2009, the Company made significant progress on its IFRS transition project. The Company is completing the diagnostic assessment phase in which the project team has performed comparisons of the differences between Canadian GAAP and IFRS, analyzed accounting policy alternatives and drafted its preliminary IFRS accounting policies. The project team has also presented preliminary accounting assessments on key IFRS transition issues for the steering committee’s initial review and evaluation. These assessments include Exploration for and Evaluation of Mineral Resources, Property, Plant and Equipment, Impairments of Assets, Intangible Assets, Leases, Revenue, Inventories, Effects of changes in Foreign Exchange Rates, Borrowing Costs, Interest in Joint Ventures, Earnings per Share, Provisions, Contingent Liabilities and Contingent Assets and Employee Benefits. The Company continues to perform assessments on the remaining IFRS transition issues and has commenced analysis of IFRS financial statement presentation and disclosure requirements.

Concurrently, the project team is working on the design, planning and solution development phase. In this phase, the focus is on determining the specific qualitative and quantitative impact the application of IFRS requirement has on the Company. The project team members continue to work with representatives from the various operational areas to develop recommendations including first- time adoption exemptions available upon initial transition to IFRS. The results from the consultations with the various operational areas are used to draft accounting policies. One of the sections in each of the draft accounting policy is the disclosure section which includes the financial statements disclosure as required by IFRS. First-time adoption exemptions were analyzed by the project team and a schedule has been presented for the steering committee to review and evaluate the exemptions.

A detailed implementation plan and timeline has been developed, which also includes the development of a training plan.

In the first half of 2010, the Company will move into the implementation phase of its project and will work on the development of processes and systems to ensure that IFRS comparative data is captured, and to position it for reporting under IFRS in 2011.

In addition, the Company is monitoring the International Accounting Standards Board’s (“IASB”) active projects and all changes to IFRS prior to January 1, 2011 will be incorporated as required.

Expected Accounting Policy Impacts

The Company has determined that the most significant impact of IFRS conversion is to property and equipment (“PP&E”). IFRS does not prescribe specific oil and gas accounting guidance other than for costs associated with the exploration and evaluation phase. The Company currently follows full cost accounting as prescribed in Accounting Guideline 16, Oil and Gas Accounting – Full Cost. Transition to IFRS may have a significant impact on how the Company accounts for costs pertaining to oil and gas activities:

Pre-exploration and evaluation costs – which are expenditures incurred prior to obtaining the legal right to explore. Currently the Company capitalizes these costs and depletes them at the country level. Under IFRS these costs must be expensed when incurred.

Exploration and evaluation (“E&E”) costs - Currently these costs are included in the PP&E balance on the Consolidated Balance Sheet, and include undeveloped land and costs relating to pre-commercial exploration of development. These costs are currently not being depleted. Under IFRS these costs will be moved out of the PP&E balance, and reported separately as E&E assets on the balance sheet. E&E costs will not be depleted but assessed for impairment and unrecoverable costs associated with a specific area will be expensed. When a project is determined to be technically feasible and commercially viable, the costs will be moved to PP&E and depletion will commence.

Development costs – will continue to be capitalized as PP&E, however depletion will no longer be calculated at the country level but on an area level. TransGlobe has not finalized the areas or the inputs to be used in the deletion calculation. Also the level at which impairment tests are performed and the impairment testing methodology will differ under IFRS.

IFRS conversion will also result in other impacts, some of which may be significant in nature. The impact on the Company’s Consolidated Financial Statements cannot reasonably be determined at this time.

2009	17

MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, permits first time adopters of IFRS a number of exemptions. The Company is in the process of analyzing the full extent these exemptions. The Company expects to utilize the following exemptions, subject to final approval:

Business combinations exemption, which allows for an implementation of the IFRS business combination rules on a prospective basis, therefore, business combinations entered into prior to January 1, 2010 will not be retrospectively restated.

Foreign currency translation adjustments classified in accumulated other comprehensive income will be deemed zero and reclassified to retained earnings on January 1, 2010, and the retrospective restatement of foreign currency translation under IFRS will not be performed.

Share-based payment transactions, TransGlobe intends to use this exemption under which stock options that vest prior to January 1, 2010 are not required to be retrospectively restated.

In July 2009, IASB approved an exposure draft which allows additional exemptions for entities adopting IFRS for the first time. The Company expects to utilize the deemed cost for oil and gas asset exemption which would allow the Company to allocate their oil and gas asset balance, as determined under full cost accounting, to the IFRS categories of exploration and evaluation assets and development and producing properties on a cost centre basis. This exemption would relieve the Company from significant adjustments resulting from retrospective adoption of IFRS.

Any changes in accounting policies required to address reporting and first-time adoption of IFRS will be made in consideration of the integrity of internal control over financial reporting and disclosure controls and procedures. Throughout 2010, TransGlobe will work to ensure that all changes in accounting polices relating to IFRS have controls and procedures to ensure that information is captured appropriately.

TransGlobe has completed its assessment of IT systems requirements in order to ready the Company for IFRS reporting. The IT system modifications will not be significant and will allow for reporting under both Canadian GAAP and IFRS in 2010.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2009, an evaluation was carried out under the supervision, and with the participation, of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in its annual filings is recorded, processed, summarized and reported within the specified time periods.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe’s management has designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosures in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to U.S. generally accepted accounting principles, focusing in particular on controls over information contained in the annual and interim financial statements.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission framework on Internal Control – Integrated Framework. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2009.

As at the date of this report, management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

2009	18